SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 13)1

Patriot Coal Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

70336T 10 4
(CUSIP Number)

John A. Tisdale, Esq. General Counsel ArcLight Capital Holdings, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117 Telephone: (617) 531−6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or
240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 2 of 33 Pages

1		NAME OF REPORTING PERSON ArcLight Energy Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 3 of 33 Pages

1		NAME OF REPORTING PERSON ArcLight Energy Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 4 of 33 Pages

1		NAME OF REPORTING PERSON ArcLight PEF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of ArcLight Energy Partners Fund I, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 5 of 33 Pages

1		NAME OF REPORTING PERSON ArcLight PEF GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of ArcLight Energy Partners Fund II, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 6 of 33 Pages

1		NAME OF REPORTING PERSON ArcLight Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the manager of ArcLight PEF GP, LLC, the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight PEF GP II, LLC, the general partner of ArcLight Energy Partners Fund II, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 7 of 33 Pages

1		NAME OF REPORTING PERSON Daniel R. Revers*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as the manager of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight PEF GP II, LLC, the general partner of ArcLight Energy Partners Fund II, L.P.  Mr. Revers disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 8 of 33 Pages

1		NAME OF REPORTING PERSON Robb E. Turner*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as the manager of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P.  Mr. Turner disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 9 of 33 Pages

1		NAME OF REPORTING PERSON Cascade Investment, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES	7	SOLE VOTING POWER 2,391,231(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,391,231(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,391,231
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (See Instructions) OO
(1)  All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 10 of 33 Pages

1		NAME OF REPORTING PERSON William H. Gates III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,391,231(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,391,231(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,391,231
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN
(1)  All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 11 of 33 Pages

1		NAME OF REPORTING PERSON Paul Vining
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 12 of 33 Pages

1		NAME OF REPORTING PERSON David Turnbull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 20,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 20,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 13 of 33 Pages

1		NAME OF REPORTING PERSON B. Scott Spears
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 14 of 33 Pages

1		NAME OF REPORTING PERSON Robert Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 90,564
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 90,564
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,564
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 15 of 33 Pages

1		NAME OF REPORTING PERSON Timothy Elliot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 55,442
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 55,442
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 16 of 33 Pages

1		NAME OF REPORTING PERSON Richard Verheij
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 17 of 33 Pages

1		NAME OF REPORTING PERSON Keith St. Clair
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 13 relates to shares of Common Stock of Patriot Coal Corporation (the "Issuer").  This Amendment is being jointly filed pursuant to a joint filing agreement attached as Exhibit 99.6 to the Schedule 13D filed on August 1, 2008 (File No. 005-83427), as amended on August 18, 2008, January 21, 2009, February 11, 2010, March 8, 2010, March 12, 2010, March 18, 2010, June 17, 2010, October 6, 2010, December 21, 2010, January 10, 2011, January 18, 2011 and February 3, 2011 (the "Schedule 13D"), by the following persons (collectively, the "Reporting Persons"), to amend and supplement the Items set forth below: ArcLight Energy Partners Fund I, L.P. ("ArcLight Fund I"), ArcLight Energy Partners Fund II, L.P. ("ArcLight Fund II", and together with ArcLight Fund I, the "ArcLight Funds"), ArcLight PEF GP, LLC ("ArcLight PEF GP"), ArcLight PEF GP II, LLC ("ArcLight PEF GP II"), ArcLight Capital Holdings, LLC ("ArcLight Capital Holdings", and together with the ArcLight Funds, ArcLight PEF GP and ArcLight PEF GP II the "ArcLight Entities"), Daniel R. Revers ("Mr. Revers"), Robb E. Turner ("Mr. Turner"), Cascade Investment, L.L.C. ("Cascade"), William H. Gates III (“Mr. Gates”), Paul Vining ("Mr. Vining"), Timothy Elliott ("Mr. Elliott"), David Turnbull ("Mr. Turnbull"), Richard Verheij ("Mr. Verheij"), B. Scott Spears ("Mr. Spears"), Keith St. Clair ("Mr. St. Clair") and Robert Bennett ("Mr. Bennett").  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Reporting Persons' Schedule 13D, as amended.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following under “Voting Agreements”:

On February 3, 2011, the ArcLight Entities sold their remaining shares of the Issuer’s Common Stock in an arms-length transaction pursuant to Rule 144 under the Securities Act of 1933, as amended.  As a result the Stockholder Representative ceased to be entitled to nominate any members of the Issuer’s board of directors.  Consequently, the Stockholder Signatories are no longer required to vote their shares of the Issuer’s Common Stock in accordance with the Voting Agreement.

Item 4 is hereby amended and supplemented by adding the following:

As of February 3, 2011, the ArcLight Funds were no longer beneficial owners of any shares of the Issuer’s Common Stock.  Consequently, the ArcLight Entities, Mr. Revers and Mr. Turner no longer may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Voting Agreement.

Item 5.  Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented as follows:

•
As of February 3, 2011, ArcLight Fund I and ArcLight Fund II were no longer the beneficial owners of any shares of the Issuer’s Common Stock.   Consequently, ArcLight PEF GP, as general partner of ArcLight Fund I, and ArcLight Capital Holdings as manager of ArcLight PEF GP, may no longer be deemed to beneficially own any shares of the Issuer’s Common Stock.  In addition, ArcLight PEF GP II, as general partner of ArcLight Fund II, and ArcLight Capital Holdings as manager of ArcLight PEF GP II, may no longer be deemed to beneficially own any shares of the Issuer’s Common Stock.  Finally, Messrs. Revers and Turner, as managers of ArcLight Capital Holdings may no longer be deemed to beneficially own any shares of the Issuer’s Common Stock.

•	Mr. Vining is no longer the beneficial owner of any shares of the Issuer’s Common Stock.

•
Mr. Turnbull has the sole power to vote, direct the voting of, dispose of and direct the disposition of 20,000 shares of the Issuer’s Common Stock, representing approximately 0.02% of the outstanding shares of Common Stock.

•	Mr. Spears is no longer the beneficial owner of any shares of the Issuer’s Common Stock.

•
Mr. Bennett has the sole power to vote, direct the voting of, dispose of and direct the disposition of 90,564 shares of the Issuer’s Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock.

•
Mr. Elliot has the sole power to vote, direct the voting of, dispose of and direct the disposition of 55,442 shares of the Issuer’s Common Stock, representing approximately 0.06% of the outstanding shares of Common Stock.

•	Mr Verheij is no longer the beneficial owner of any shares of the Issuer’s Common Stock.

•	Mr. St. Clair is no longer the beneficial owner of any shares of the Issuer’s Common Stock.

Item 5(c) is hereby amended and supplemented by adding the following:

Except as previously reported, Annex D attached hereto sets forth a summary of the transactions in the Common Stock effected by certain Reporting Persons within the past 60 days.

Item 5(e) is hereby amended and supplemented by adding the following:

As of February 3, 2011, the ArcLight Funds were no longer beneficial owners of any shares of the Issuer’s Common Stock.  Consequently, the ArcLight Entities, Mr. Revers and Mr. Turner may no longer be deemed to be beneficial owners of more than five percent of the Issuer’s Common Stock as a result of being deemed to be a member of a "group" under Section 13(d) of the Act by virtue of the Voting Agreement.

Following the sales by the ArcLight Funds, none of the Reporting Persons may be deemed to be beneficial owners of more than five percent of the Issuer’s Common Stock as a result of being deemed to be a member of a "group" under Section 13(d) of the Act by virtue of the Voting Agreement.

*     *     *     *

Each of the undersigned is responsible for the accuracy and completeness of the information in this Amendment No. 13 to Schedule 13D concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Schedule 13D concerning any other signatories.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2011

ARCLIGHT ENERGY PARTNERS FUND I, L.P.
By: ArcLight PEF GP, LLC, its General Partner
By: ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	Manager

ARCLIGHT ENERGY PARTNERS FUND II, L.P.
By: ArcLight PEF GP II, LLC, its General Partner
By: ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	Manager

ARCLIGHT PEF GP, LLC
By: ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	Manager

ARCLIGHT PEF GP II, LLC
By: ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2011

/s/ Daniel R. Revers
Daniel R. Revers

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2011

/s/ Robb E. Turner
Robb E. Turner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2011

CASCADE INVESTMENT, L.L.C.

By:	/s/ Alan Heuberger
	Name:	Alan Heuberger(1)
	Title:	Attorney-in-fact for Michael Larson, Business Manager

(1) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, and attached as Exhibit 99.1 to Amendment No. 1 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2011

WILLIAM H. GATES III

By:	/s/ Alan Heuberger
	Name:	Alan Heuberger(2)
	Title:	Attorney-in-fact

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, and attached as Exhibit 99.2 to Amendment No. 1 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2011

/s/ Paul Vining
Paul Vining

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2011

/s/ David Turnbull
David Turnbull

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2011

/s/ B. Scott Spears
B. Scott Spears

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2011

/s/ Robert Bennett
Robert Bennett

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2011

/s/ Timothy Elliot
Timothy Elliot

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2011

/s/ Richard Verheij
Richard Verheij

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2011

/s/ Keith St. Clair
Keith St. Clair

Annex D

Transactions by the ArcLight Entities

Set forth below is a list of transactions in shares of the Issuer's Common Stock which, to the best of the knowledge of the ArcLight Entities, have been effected in the 60 days prior to February 3, 2011 in an arms-length transaction effected pursuant to Rule 144 of the Securities Act of 1933, as amended, including (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Price
02/03/2011	Sale	11,101,827	$26.75

Transactions by Mr. Turnbull

Set forth below is a list of transactions in shares of the Issuer's Common Stock which, to the best of the knowledge of Mr. Turnbull, have been effected in the 60 days prior to February 3, 2011 in open market transactions, including (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Price
12/27/2010	Sale	2,976	$18.472
12/30/2010	Sale	600	$19.71
12/30/2010	Sale	400	$19.712
01/14/2011	Sale	2,200	$24.852
01/14/2011	Sale	1,200	$25.54
01/14/2011	Sale	1,200	$24.871
01/14/2011	Sale	900	$24.851
01/14/2011	Sale	800	$25.532
01/14/2011	Sale	700	$24.861
01/14/2011	Sale	500	$25.531
01/14/2011	Sale	300	$25.501
01/14/2011	Sale	250	$25.481
01/14/2011	Sale	200	$25.491
01/14/2011	Sale	150	$25.512
01/14/2011	Sale	100	$25.53

Transactions by Mr. Bennett

Mr. Bennett received an award of 6,322 restricted shares of Common Stock on January 4, 2011 under the Patriot 2007 Long-Term Equity Incentive Plan (the "Plan"). The restricted stock awarded under the Plan will ratably vest in annual installments over a period of three years following the grant date; i.e., 33.33% of the award will be vested on the first anniversary of the grant date, 66.66% of the award will be vested on the second anniversary of the grant date and 100% of the award will be vested on the third anniversary of the grant date. The restricted stock will become fully vested if the Mr. Bennett terminates employment with the Issuer because of death or disability, or if a change in control occurs. In the event that Mr. Bennett's employment is terminated without cause or by Mr. Bennett for good reason, the restricted stock will vest with respect to the percentage of shares of Common Stock of the Issuer that would have otherwise vested on the next vesting date.

Mr. Bennett also received 12,644 non-qualified stock options on January 4, 2010 at an exercise price of $17.30 per share under the Plan.   The stock options will be 33.33% exercisable on January 3, 2012, 33.33% exercisable on January 3, 2013 and 33.34% exercisable on January 3, 2014 or earlier if Mr. Bennett terminates employment with the Issuer because of death or disability, or if a change in control occurs.  In the event that Mr. Bennett's employment is terminated without cause or by Mr. Bennett for good reason, the stock options will vest and become exercisable with respect to the percentage of shares of Common Stock of the Issuer that would have otherwise vested on the next vesting date.  Except as provided in the preceding sentence, any part of the stock options that are not exercisable will be terminated if Mr. Bennett terminates employment with The Issuer for any reason other than death or disability prior to the time such stock options have become vested and exercisable.  No stock options can be exercised more than ten years after the date of grant, but the ability to exercise the stock options may terminate sooner upon the occurrence of certain events.

Finally, Mr. Bennett received 6,322 performance-based restricted stock units (the "RSUs") under the Plan.  The RSU's granted are subject to satisfaction of certain performance-based parameters tied to total shareholder return ("TSR") relative to a peer group (or satisfaction of a specified TSR (the "Minimum TSR")), as described in the award agreement.  The RSUs will vest on December 31, 2013, or earlier if Mr. Bennett terminates employment with the Issuer because of death or disability, or if a change in control occurs.  The number of shares reported represent the minimum number of shares that may be awarded if the actual TSR exceeds the Minimum TSR.  All unvested RSUs will be forfeited if Mr. Bennett terminates employment with the Issuer for any reason other than death or disability, provided however, in the event that Mr. Bennett's employment is terminated without cause or by Mr. Bennett for good reason, a pro rata portion of the RSUs will vest.

On January 4, 2011, Mr. Bennett surrendered 788 shares of Common Stock to the Issuer at a per share value of $20.41 to cover tax obligations on restricted shares of Common Stock that vested on that date.

Transactions by Mr. Elliott

Set forth below is a list of transactions in shares of the Issuer's Common Stock which, to the best of the knowledge of Mr. Elliott, have been effected in the 60 days prior to February 3, 2011 in open market transactions, including (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Price
12/30/2011	Sale	5,000	$19.68
01/11/2011	Sale	5,000	$25.1404

Transactions by Mr. Verheij

Set forth below is a list of transactions in shares of the Issuer's Common Stock which, to the best of the knowledge of Mr. Verheij, have been effected in the 60 days prior to February 3, 2011 in open market transactions, including (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Price
01/03/11	Sale	40,916	$20.42